As filed with the Securities and Exchange Commission on October 17, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE 13E-3

(§240.13e-100)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

TERCICA, INC.

(Name of the Issuer)

TERCICA, INC.

IPSEN, S.A.

SURAYPHARM, S.A.S.

BEAUFOUR IPSEN PHARMA, S.A.S.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

88078L 10 5

(CUSIP Number of Class of Securities)

Willy Mathot General Counsel Ipsen, S.A. 42, rue du Docteur Blanche 75016 Paris, France +33 1 4496 1010	Richard A. King President Tercica, Inc. 2000 Sierra Point Parkway Suite 400 Brisbane, CA 94005 (650) 624-4900

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

Mathew L. Jacobson, Esq. Freshfields Bruckhaus Deringer US LLP 520 Madison Avenue 34th Floor New York, NY 10022 (212) 277-4000	Suzanne Sawochka Hooper, Esq. Chadwick L. Mills, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$366,441,862	$14,402

*	For purposes of calculation of this fee only, the transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the per unit price or other underlying value of the transaction. For purposes of calculating the aggregate number of securities only, this number is based on 38,642,729 shares of Tercica common stock outstanding and owned by stockholders other than shares held in treasury by Tercica and other than shares owned by members of the Purchaser Group (as defined in the merger agreement described in the Proxy Statement); 6,052,352 shares of Tercica common stock underlying options to purchase shares of Tercica common stock with exercise prices below $9.00; and 250,603 shares of Tercica common stock represented by outstanding Restricted Stock Units (as defined in the merger agreement described in the Proxy Statement). The filing fee was determined based upon the sum of (a) the product of 38,642,729 shares of Tercica common stock and the merger consideration of $9.00 per share of Tercica common stock, (b) the product of options to purchase 6,052,352 shares of Tercica common stock and $2.71 (which is the difference between $9.00 and $6.29, the weighted-average exercise price per share of the options to purchase Tercica common stock with an exercise price below $9.00), and (c) the product of 250,603 shares of Tercica common stock, represented by outstanding Restricted Stock Units, and the merger consideration of $9.00 per share of Tercica common stock represented by such securities. In accordance with Section 14(g) of the Exchange Act, the filing fee was determined by calculating a fee of $39.30 per $1,000,000 of the aggregate value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,402

Form or Registration No.: Schedule 14A

Filing Party: Tercica, Inc.

Date Filed: July 3, 2008

Introduction

This Amendment No. 4 (this “Final Amendment”) amends and supplements the Schedule 13E-3 initially filed with the Securities and Exchange Commission on July 3, 2008 as amended on August 12, 2008, September 11, 2008 and September 15, 2008 (the “Schedule 13E-3”) and is being filed by (i) Tercica, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (“Tercica”), (ii) Ipsen, S.A., a société anonyme organized under the laws of France (“Ipsen”), (iii) Suraypharm, S.A.S. (“Suraypharm”), a société par actions simplifiée organized under the laws of France and a wholly owned subsidiary of Ipsen and its subsidiaries, and (iv) Beaufour Ipsen Pharma, a société par actions simplifiée organized under the laws of France and a subsidiary of Ipsen (the “Purchaser”).

This Final Amendment and the Schedule 13E-3 relate to the Agreement and Plan of Merger, dated as of June 4, 2008, by and among Tercica, the Purchaser and Tribeca Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Purchaser (“Merger Sub”) (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub merged with and into Tercica, the corporation surviving the merger (the “Merger”).

Tercica previously filed with the Securities and Exchange Commission (the “Commission”) a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of stockholders held on October 16, 2008 (the “Special Meeting”) at which the stockholders of Tercica considered and voted upon a proposal to adopt the Merger Agreement and a proposal to adjourn, if necessary, the Special Meeting for the purpose of soliciting additional proxies to vote in favor of the adoption of the Merger Agreement. A copy of the Proxy Statement is attached to the Schedule 13E-3 as Exhibit (a)(3) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Final Amendment and the Schedule 13E-3 to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3. Capitalized terms used but not defined in this Final Amendment shall have the meanings given to them in the Proxy Statement.

The information contained in this Final Amendment, the Schedule 13E-3 and/or the Proxy Statement concerning (i) Tercica was supplied by Tercica and no other filing person takes responsibility for the accuracy of such information and (ii) each other filing person was supplied by such filing person and Tercica takes no responsibility for the accuracy of such information.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the results of Rule 13e-3 transaction, to amend and restate certain items as specified below and to amend and restate the exhibit index.

Item	15(b) is amended and restated to read in its entirety as follows:

Item 15.	Additional Information.

(b)	Other material information. On October 16, 2008, Tercica filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger was effected, after having received at the Special Meeting the requisite vote of the Tercica stockholders for the approval of the adoption of the Merger Agreement. The Merger became effective as of 4:01 P.M. Eastern Daylight Time on the date of the filing, at which time (such time, the “Effective Time”) (i) each share of Tercica common stock issued and outstanding immediately prior to the Effective Time (other than shares held by the Purchaser and its affiliates, shares held in treasury by Tercica and shares held by holders (if any) who have validly exercised appraisal rights) was converted into the right to receive $9.00 per share in cash, without interest; (ii) each Tercica stock option outstanding at the Effective Time, whether or not then vested or exercisable, became fully vested and was cancelled if not exercised prior to the Effective Time and was converted into the right to receive, at the Effective Time, an amount in cash equal to, for each share of Tercica common stock underlying such option, the excess (if any) of $9.00 over the exercise price per share of such option, without interest; (iii) Tercica restricted stock units outstanding and not then vested as of immediately prior to the Effective Time became fully vested and free of restrictions, and at the Effective Time, each holder became entitled to receive, for each restricted stock unit, $9.00 in cash, without interest; (iv) shares of restricted Tercica common stock (including shares of common stock issued as a result of the early exercise of stock options) outstanding and not then vested as of immediately prior to the Effective became fully vested and free of restrictions, and at the Effective Time, each holder became entitled to receive, for each share of such common stock, $9.00 in cash, without interest; (v) the separate corporate existence of Merger Sub ceased; and (vi) Tercica became a wholly-owned subsidiary of the Purchaser and its affiliates. Upon completion of the Merger, the process to delist Tercica common stock from the NASDAQ Global Market commenced, and Tercica began the process of deregistering its common stock under the Exchange Act, after which time Tercica will no longer file periodic reports with the Commission.

Item 16 is amended and restated to read in its entirety as follows:

Item 16. Exhibits.

(a)(1)	Not applicable.

(a)(2)(i)	Copy of Letter to Stockholders from the Secretary of Tercica (incorporated by reference to Schedule 14A filed by Tercica on September 15, 2008).

(a)(2)(ii)	Copy of Notice of Special Meeting of Stockholders (incorporated by reference to Schedule 14A filed by Tercica on September 15, 2008).

(a)(2)(iii)	Form of Proxy Card (incorporated by reference to Schedule 14A filed by Tercica on September 15, 2008).

(a)(3)	Definitive Proxy Statement (incorporated by reference to Schedule 14A filed by Tercica on September 15, 2008).

(a)(4)	Not applicable.

(a)(5)(i)	Press Release issued by Tercica, dated June 4, 2008 (incorporated by reference to Exhibit 99.1 to Form 8-K filed by Tercica on June 5, 2008).

(a)(5)(ii)	Current Report on Form 8-K filed by Tercica on June 5, 2008 (incorporated by reference to soliciting material filed on Schedule 14A filed pursuant to Rule 14a-12 of the Exchange Act by Tercica on June 5, 2008).

(a)(5)(iii)	Transcript of conference call held by Tercica on June 5, 2008 (incorporated by reference to soliciting material filed on Schedule 14A filed pursuant to Rule 14a-12 of the Exchange Act by Tercica on June 6, 2008).

(a)(5)(iv)	Press Release issued by Ipsen, dated June 5, 2008 (incorporated by reference to soliciting material filed on Schedule 14A filed pursuant to Rule 14a-12 of the Exchange Act by Ipsen on June 6, 2008).

(a)(5)(v)	Business plan of Tercica delivered to the Purchaser on June 4, 2008.*

(a)(5)(vi)	Press Release issued by Tercica, dated July 30, 2008 (incorporated by reference to soliciting material filed on Schedule 14A filed pursuant to Rule 14a-12 of the Exchange Act by Tercica on July 31, 2008).

(a)(5)(vii)	Notice to Holders of Tercica Stock Options, dated October 1, 2008 (incorporated by reference to additional soliciting material filed on Schedule 14A by Tercica on October 1, 2008).

(b)(1)	Multicurrency Revolving Credit Facility Agreement for Ipsen, S.A. and certain of its subsidiaries arranged by Société Générale Corporation & Investment Banking with Société Générale acting as Agent dated 4 June 2008.*

(c)(1)	Presentation of Lehman Brothers Inc. to the Board of Directors of Tercica, dated April 21, 2008.*

(c)(2)	Presentation of Lehman Brothers Inc. to the Special Committee of the Board of Directors of Tercica, dated April 24, 2008.*

(c)(3)	Presentation of Lehman Brothers Inc. to the Special Committee of the Board of Directors of Tercica, dated May 1, 2008.*

(c)(4)	Presentation of Lehman Brothers Inc. to the Special Committee of the Board of Directors of Tercica, dated June 3, 2008.*

(c)(5)	Opinion of Lehman Brothers Inc., dated June 4, 2008 (incorporated by reference to Annex B of the Proxy Statement).

(c)(6)	Presentation of Goldman Sachs Inc. et Cie to the Board of Directors of Ipsen, S.A., dated February 26, 2008.*

(c)(7)	Presentation of Goldman Sachs Inc. et Cie to the Board of Directors of Ipsen, S.A., dated June 4, 2008.*

(c)(8)	Presentation of Goldman Sachs Inc. et Cie to members of management of Ipsen, S.A., dated February 14, 2008.*

(c)(9)	Presentation of Goldman Sachs Inc. et Cie to members of management of Ipsen, S.A., dated March 18, 2008.*

(c)(10)	Presentation of Goldman Sachs Inc. et Cie to members of management of Ipsen, S.A., dated March 26, 2008.*

(c)(11)	Presentation of Goldman Sachs Inc. et Cie to the Board of Directors of Ipsen, S.A., dated March 31, 2008.*

(c)(12)	Presentation of Goldman Sachs Inc. et Cie to members of management of Ipsen, S.A., dated March 31, 2008.*

(c)(13)	Presentation of Goldman Sachs Inc. et Cie to members of management of Ipsen, S.A., dated April 30, 2008.*

(c)(14)	Presentation of Goldman Sachs Inc. et Cie to members of management of Ipsen, S.A., dated May 13, 2008.*

(c)(15)	Presentation of Goldman Sachs Inc. et Cie to members of management of Ipsen, S.A., dated May 16, 2008.*

(c)(16)	Presentation of Goldman Sachs Inc. et Cie to members of management of Ipsen, S.A., dated May 21, 2008.*

(c)(17)	Presentation of Goldman Sachs Inc. et Cie to members of management of Ipsen, S.A., dated May 25, 2008.*

(d)(1)	Agreement and Plan of Merger dated as of June 4, 2008 by and among Tercica, Inc., Beaufour Ipsen Pharma, and Tribeca Acquisition Corporation (incorporated by reference to Annex A of the Proxy Statement).

(d)(2)	Form of Voting Agreement dated as of June 4, 2008 (incorporated by reference to Exhibit 10.2 of Amendment No. 4 to Schedule 13D filed by Ipsen, Suraypharm S.A.S., the Purchaser and Merger Sub on June 9, 2008).

(d)(3)	Form of Voting Agreement, dated as of July 18, 2006 by and between certain stockholders of Tercica, Ipsen and Suraypharm.*

(d)(4)	Stock Purchase and Master Transaction Agreement, by and between Tercica and Ipsen, dated July 18, 2006 (incorporated by reference to Exhibit 10.14A to Tercica’s Current Report on Form 8-K filed July 24, 2006).

(d)(5)	Warrant issued to Ipsen, dated October 13, 2006 (incorporated by reference to Exhibit 4.4 to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(6)	First Senior Convertible Promissory Note issued to Ipsen, dated October 13, 2006 (incorporated by reference to Exhibit 4.5A to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(7)	Second Senior Convertible Promissory Note issued to Ipsen, dated September 17, 2007 (incorporated by reference to Exhibit 4.5B to Tercica’s Current Report on Form 8-K filed September 18, 2007).

(d)(8)	Third Senior Convertible Promissory Note issued to Ipsen, dated September 17, 2007 (incorporated by reference to Exhibit 4.5C to Tercica’s Current Report on Form 8-K filed September 18, 2007).

(d)(9)	Affiliation Agreement, by and between Tercica, Suraypharm and Ipsen, dated October 13, 2006 (incorporated by reference to Exhibit 10.14B to Tercica’s Annual Report on Form 10-K filed February 28, 2008).

(d)(10)	Registration Rights Agreement, by and between Tercica, Suraypharm and Ipsen, dated October 13, 2006 (incorporated by reference to Exhibit 10.14G to Tercica’s Annual Report on Form 10-K filed February 28, 2008).

(d)(11)	Amendment No. 1 to Registration Rights Agreement, dated as of July 30, 2007, between Tercica, Suraypharm and Ipsen (incorporated by reference to Exhibit 10.14F to Tercica’s Quarterly Report on Form 10-Q filed August 2, 2007).

(d)(12)	Second Amended and Restated Investors’ Rights Agreement dated July 30, 2007 (incorporated by reference to Exhibit 10.10 to Tercica’s Quarterly Report on Form 10-Q filed August 2, 2007).

(d)(13)	Rights Agreement, dated as of October 13, 2006, between Tercica and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.6A to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(14)	Amendment No. 1 to Rights Agreement, dated June 4, 2008, between Tercica and Computershare Trust Company, N.A. as Rights Agent (incorporated by reference to Exhibit 4.1 to Tercica’s Current Report on Form 8-K filed June 5, 2008).

(d)(15)	Common Stock Purchase Agreement, dated as of July 9, 2007, between Tercica, Suraypharm and Ipsen (incorporated by reference to Exhibit 10.14E to Tercica’s Quarterly Report on Form 10-Q filed August 2, 2007).

(d)(16)	Common Stock Purchase Agreement, dated as of July 6, 2007, between Genentech, Inc. and Tercica (incorporated by reference to Exhibit 10.7G to Tercica’s Quarterly Report on Form 10-Q filed August 2, 2007).

(d)(17)	Registration Rights Agreement, by and between Kingsbridge Capital Limited and Tercica, dated October 14, 2005 (incorporated by reference to Exhibit 10.13B to Tercica’s Quarterly Report on Form 10-Q filed November 4, 2005).

(d)(18)	Common Stock Purchase Agreement, by and between Kingsbridge Capital Limited and Tercica, dated October 14, 2005 (incorporated by reference to Exhibit 10.13A to Tercica’s Quarterly Report on Form 10-Q filed November 4, 2005).

(d)(19)	Warrant issued to Kingsbridge Capital Limited, dated October 14, 2005 (incorporated by reference to Exhibit 4.3 to Tercica’s Quarterly Report on Form 10-Q filed November 4, 2005).

(d)(20)	2002 Stock Plan, as amended (incorporated by reference to Exhibit 10.1A to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(21)	2002 Executive Stock Plan, as amended (incorporated by reference to Exhibit 10.2A to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(22)	Amended and Restated 2004 Stock Plan (incorporated by reference to Exhibit 10.3A to Tercica’s Current Report on Form 8-K filed May 21, 2008).

(d)(23)	2004 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4A to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(24)	Letter delivered by Ipsen to Tercica, dated June 4, 2008.*

(d)(25)	Letter of consent to the merger delivered by Suraypharm S.A.S. to Tercica, dated June 4, 2008.*

(d)(26)	Letter of consent to the merger delivered by Ipsen, S.A. to Tercica, dated June 4, 2008.*

(d)(27)	Letter of consent to amendment of the Rights Agreement delivered by Ipsen, S.A. to Tercica, dated June 4, 2008.*

(d)(28)	Letter of consent to amendment of the Rights Agreement delivered by Suraypharm S.A.S. to Tercica, dated June 4, 2008.*

(d)(29)	Letter of confirmation of financing delivered by Ipsen, S.A. to Beaufour Ipsen Pharma, S.A.S., dated June 4, 2008.*

(d)(30)	Letter of undertaking to vote their shares delivered by Ipsen, S.A. and Suraypharm S.A.S. to Beaufour Ipsen Pharma, S.A.S., dated June 4, 2008.*

(d)(31)	Common Stock Purchase Agreement, dated as of July 22, 2008, between Tercica, Ipsen and Suraypharm (incorporated by reference to Exhibit 10.14H to Tercica’s Current Report on Form 8-K filed on July 24, 2008).

(d)(32)	Conversion Notice for the First Senior Convertible Promissory Note, dated as of July 22, 2008 (incorporated by reference to Exhibit 99.1 to Amendment No. 5 to Schedule 13D filed by Ipsen, Suraypharm, the Purchaser and Merger Sub on July 24, 2008).

(d)(33)	Conversion Notice for the Second Senior Convertible Promissory Note, dated as of July 22, 2008 (incorporated by reference to Exhibit 99.2 to Amendment No. 5 to Schedule 13D filed by Ipsen, Suraypharm, the Purchaser and Merger Sub on July 24, 2008).

(d)(34)	Conversion Notice for the Third Senior Convertible Promissory Note, dated as of July 22, 2008 (incorporated by reference to Exhibit 99.3 to Amendment No. 5 to Schedule 13D filed by Ipsen, Suraypharm, the Purchaser and Merger Sub on July 24, 2008).

(d)(35)	Warrant Exercise Form, dated as of July 22, 2008 (incorporated by reference to Exhibit 99.4 to Amendment No. 5 to Schedule 13D filed by Ipsen, Suraypharm, the Purchaser and Merger Sub on July 24, 2008).

(d)(36)	Letter, dated July 18, 2008 confirming Ipsen’s intent to subscribe for the shares on July 22, 2008, delivered to the Issuer by Suraypharm (incorporated by reference to Exhibit 99.5 to Amendment No. 5 to Schedule 13D filed by Ipsen, Suraypharm, the Purchaser and Merger Sub on July 24, 2008).

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C of the Proxy Statement).

(f)(2)	For a description of appraisal rights, reference is made to Exhibit (a)(3).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TERCICA, INC.

By:	/s/ Stephen N. Rosenfield

Name:	Stephen N. Rosenfield
Title:	Corporate Secretary

IPSEN, S.A.

By:	/s/ Jean-Luc Bélingard

Name:	Jean-Luc Bélingard
Title:	Authorized Signatory

SURAYPHARM, S.A.S.

By:	/s/ Jean-Luc Bélingard

Name:	Jean-Luc Bélingard
Title:	Authorized Signatory

BEAUFOUR IPSEN PHARMA, S.A.S.

By:	/s/ Christophe Jean

Name:	Christophe Jean
Title:	Authorized Signatory

EXHIBIT INDEX

(a)(1)	Not applicable.

(a)(2)(i)	Copy of Letter to Stockholders from the Secretary of Tercica (incorporated by reference to Schedule 14A filed by Tercica on September 15, 2008).

(a)(2)(ii)	Copy of Notice of Special Meeting of Stockholders (incorporated by reference to Schedule 14A filed by Tercica on September 15, 2008).

(a)(2)(iii)	Form of Proxy Card (incorporated by reference to Schedule 14A filed by Tercica on September 15, 2008).

(a)(3)	Definitive Proxy Statement (incorporated by reference to Schedule 14A filed by Tercica on September 15, 2008).

(a)(4)	Not applicable.

(a)(5)(i)	Press Release issued by Tercica, dated June 4, 2008 (incorporated by reference to Exhibit 99.1 to Form 8-K filed by Tercica on June 5, 2008).

(a)(5)(ii)	Current Report on Form 8-K filed by Tercica on June 5, 2008 (incorporated by reference to soliciting material filed on Schedule 14A filed pursuant to Rule 14a-12 of the Exchange Act by Tercica on June 5, 2008).

(a)(5)(iii)	Transcript of conference call held by Tercica on June 5, 2008 (incorporated by reference to soliciting material filed on Schedule 14A filed pursuant to Rule 14a-12 of the Exchange Act by Tercica on June 6, 2008).

(a)(5)(iv)	Press Release issued by Ipsen, dated June 5, 2008 (incorporated by reference to soliciting material filed on Schedule 14A filed pursuant to Rule 14a-12 of the Exchange Act by Ipsen on June 6, 2008).

(a)(5)(v)	Business plan of Tercica delivered to the Purchaser on June 4, 2008.*

(a)(5)(vi)	Press Release issued by Tercica, dated July 30, 2008 (incorporated by reference to soliciting material filed on Schedule 14A filed pursuant to Rule 14a-12 of the Exchange Act by Tercica on July 31, 2008).

(a)(5)(vii)	Notice to Holders of Tercica Stock Options, dated October 1, 2008 (incorporated by reference to additional soliciting material filed on Schedule 14A by Tercica on October 1, 2008).

(b)(1)	Multicurrency Revolving Credit Facility Agreement for Ipsen, S.A. and certain of its subsidiaries arranged by Société Générale Corporation & Investment Banking with Société Générale acting as Agent dated 4 June 2008.*

(c)(1)	Presentation of Lehman Brothers Inc. to the Board of Directors of Tercica, dated April 21, 2008.*

(c)(2)	Presentation of Lehman Brothers Inc. to the Special Committee of the Board of Directors of Tercica, dated April 24, 2008.*

(c)(3)	Presentation of Lehman Brothers Inc. to the Special Committee of the Board of Directors of Tercica, dated May 1, 2008.*

(c)(4)	Presentation of Lehman Brothers Inc. to the Special Committee of the Board of Directors of Tercica, dated June 3, 2008.*

(c)(5)	Opinion of Lehman Brothers Inc., dated June 4, 2008 (incorporated by reference to Annex B of the Proxy Statement).

(c)(6)	Presentation of Goldman Sachs Inc. et Cie to the Board of Directors of Ipsen, S.A., dated February 26, 2008.*

(c)(7)	Presentation of Goldman Sachs Inc. et Cie to the Board of Directors of Ipsen, S.A., dated June 4, 2008.*

(c)(8)	Presentation of Goldman Sachs Inc. et Cie to members of management of Ipsen, S.A., dated February 14, 2008.*

(c)(9)	Presentation of Goldman Sachs Inc. et Cie to members of management of Ipsen, S.A., dated March 18, 2008.*

(c)(10)	Presentation of Goldman Sachs Inc. et Cie to members of management of Ipsen, S.A., dated March 26, 2008.*

(c)(11)	Presentation of Goldman Sachs Inc. et Cie to the Board of Directors of Ipsen, S.A., dated March 31, 2008.*

(c)(12)	Presentation of Goldman Sachs Inc. et Cie to members of management of Ipsen, S.A., dated March 31, 2008.*

(c)(13)	Presentation of Goldman Sachs Inc. et Cie to members of management of Ipsen, S.A., dated April 30, 2008.*

(c)(14)	Presentation of Goldman Sachs Inc. et Cie to members of management of Ipsen, S.A., dated May 13, 2008.*

(c)(15)	Presentation of Goldman Sachs Inc. et Cie to members of management of Ipsen, S.A., dated May 16, 2008.*

(c)(16)	Presentation of Goldman Sachs Inc. et Cie to members of management of Ipsen, S.A., dated May 21, 2008.*

(c)(17)	Presentation of Goldman Sachs Inc. et Cie to members of management of Ipsen, S.A., dated May 25, 2008.*

(d)(1)	Agreement and Plan of Merger dated as of June 4, 2008 by and among Tercica, Inc., Beaufour Ipsen Pharma, and Tribeca Acquisition Corporation (incorporated by reference to Annex A of the Proxy Statement).

(d)(2)	Form of Voting Agreement dated as of June 4, 2008 (incorporated by reference to Exhibit 10.2 of Amendment No. 4 to Schedule 13D filed by Ipsen, Suraypharm S.A.S., the Purchaser and Merger Sub on June 9, 2008).

(d)(3)	Form of Voting Agreement, dated as of July 18, 2006 by and between certain stockholders of Tercica, Ipsen and Suraypharm.*

(d)(4)	Stock Purchase and Master Transaction Agreement, by and between Tercica and Ipsen, dated July 18, 2006 (incorporated by reference to Exhibit 10.14A to Tercica’s Current Report on Form 8-K filed July 24, 2006).

(d)(5)	Warrant issued to Ipsen, dated October 13, 2006 (incorporated by reference to Exhibit 4.4 to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(6)	First Senior Convertible Promissory Note issued to Ipsen, dated October 13, 2006 (incorporated by reference to Exhibit 4.5A to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(7)	Second Senior Convertible Promissory Note issued to Ipsen, dated September 17, 2007 (incorporated by reference to Exhibit 4.5B to Tercica’s Current Report on Form 8-K filed September 18, 2007).

(d)(8)	Third Senior Convertible Promissory Note issued to Ipsen, dated September 17, 2007 (incorporated by reference to Exhibit 4.5C to Tercica’s Current Report on Form 8-K filed September 18, 2007).

(d)(9)	Affiliation Agreement, by and between Tercica, Suraypharm and Ipsen, dated October 13, 2006 (incorporated by reference to Exhibit 10.14B to Tercica’s Annual Report on Form 10-K filed February 28, 2008).

(d)(10)	Registration Rights Agreement, by and between Tercica, Suraypharm and Ipsen, dated October 13, 2006 (incorporated by reference to Exhibit 10.14G to Tercica’s Annual Report on Form 10-K filed February 28, 2008).

(d)(11)	Amendment No. 1 to Registration Rights Agreement, dated as of July 30, 2007, between Tercica, Suraypharm and Ipsen (incorporated by reference to Exhibit 10.14F to Tercica’s Quarterly Report on Form 10-Q filed August 2, 2007).

(d)(12)	Second Amended and Restated Investors’ Rights Agreement dated July 30, 2007 (incorporated by reference to Exhibit 10.10 to Tercica’s Quarterly Report on Form 10-Q filed August 2, 2007).

(d)(13)	Rights Agreement, dated as of October 13, 2006, between Tercica and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.6A to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(14)	Amendment No. 1 to Rights Agreement, dated June 4, 2008, between Tercica and Computershare Trust Company, N.A. as Rights Agent (incorporated by reference to Exhibit 4.1 to Tercica’s Current Report on Form 8-K filed June 5, 2008).

(d)(15)	Common Stock Purchase Agreement, dated as of July 9, 2007, between Tercica, Suraypharm and Ipsen (incorporated by reference to Exhibit 10.14E to Tercica’s Quarterly Report on Form 10-Q filed August 2, 2007).

(d)(16)	Common Stock Purchase Agreement, dated as of July 6, 2007, between Genentech, Inc. and Tercica (incorporated by reference to Exhibit 10.7G to Tercica’s Quarterly Report on Form 10-Q filed August 2, 2007).

(d)(17)	Registration Rights Agreement, by and between Kingsbridge Capital Limited and Tercica, dated October 14, 2005 (incorporated by reference to Exhibit 10.13B to Tercica’s Quarterly Report on Form 10-Q filed November 4, 2005).

(d)(18)	Common Stock Purchase Agreement, by and between Kingsbridge Capital Limited and Tercica, dated October 14, 2005 (incorporated by reference to Exhibit 10.13A to Tercica’s Quarterly Report on Form 10-Q filed November 4, 2005).

(d)(19)	Warrant issued to Kingsbridge Capital Limited, dated October 14, 2005 (incorporated by reference to Exhibit 4.3 to Tercica’s Quarterly Report on Form 10-Q filed November 4, 2005).

(d)(20)	2002 Stock Plan, as amended (incorporated by reference to Exhibit 10.1A to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(21)	2002 Executive Stock Plan, as amended (incorporated by reference to Exhibit 10.2A to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(22)	Amended and Restated 2004 Stock Plan (incorporated by reference to Exhibit 10.3A to Tercica’s Current Report on Form 8-K filed May 21, 2008).

(d)(23)	2004 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4A to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(24)	Letter delivered by Ipsen to Tercica, dated June 4, 2008.*

(d)(25)	Letter of consent to the merger delivered by Suraypharm S.A.S. to Tercica, dated June 4, 2008.*

(d)(26)	Letter of consent to the merger delivered by Ipsen, S.A. to Tercica, dated June 4, 2008.*

(d)(27)	Letter of consent to amendment of the Rights Agreement delivered by Ipsen, S.A. to Tercica, dated June 4, 2008.*

(d)(28)	Letter of consent to amendment of the Rights Agreement delivered by Suraypharm S.A.S. to Tercica, dated June 4, 2008.*

(d)(29)	Letter of confirmation of financing delivered by Ipsen, S.A. to Beaufour Ipsen Pharma, S.A.S., dated June 4, 2008.*

(d)(30)	Letter of undertaking to vote their shares delivered by Ipsen, S.A. and Suraypharm S.A.S. to Beaufour Ipsen Pharma, S.A.S., dated June 4, 2008.*

(d)(31)	Common Stock Purchase Agreement, dated as of July 22, 2008, between Tercica, Ipsen and Suraypharm (incorporated by reference to Exhibit 10.14H to Tercica’s Current Report on Form 8-K filed on July 24, 2008).

(d)(32)	Conversion Notice for the First Senior Convertible Promissory Note, dated as of July 22, 2008 (incorporated by reference to Exhibit 99.1 to Amendment No. 5 to Schedule 13D filed by Ipsen, Suraypharm, the Purchaser and Merger Sub on July 24, 2008).

(d)(33)	Conversion Notice for the Second Senior Convertible Promissory Note, dated as of July 22, 2008 (incorporated by reference to Exhibit 99.2 to Amendment No. 5 to Schedule 13D filed by Ipsen, Suraypharm, the Purchaser and Merger Sub on July 24, 2008).

(d)(34)	Conversion Notice for the Third Senior Convertible Promissory Note, dated as of July 22, 2008 (incorporated by reference to Exhibit 99.3 to Amendment No. 5 to Schedule 13D filed by Ipsen, Suraypharm, the Purchaser and Merger Sub on July 24, 2008).

(d)(35)	Warrant Exercise Form, dated as of July 22, 2008 (incorporated by reference to Exhibit 99.4 to Amendment No. 5 to Schedule 13D filed by Ipsen, Suraypharm, the Purchaser and Merger Sub on July 24, 2008).

(d)(36)	Letter, dated July 18, 2008 confirming Ipsen’s intent to subscribe for the shares on July 22, 2008, delivered to the Issuer by Suraypharm (incorporated by reference to Exhibit 99.5 to Amendment No. 5 to Schedule 13D filed by Ipsen, Suraypharm, the Purchaser and Merger Sub on July 24, 2008).

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C of the Proxy Statement).

(f)(2)	For a description of appraisal rights, reference is made to Exhibit (a)(3).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.